[redacted]

15049227

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2015
Washington DC
404

SEC FILE NUMBER
8-42193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TM CAPITAL CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 LEXINGTON AVE - 30TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL R. SMOLEVITZ — **212-809-1416** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HABIF, AROGETI & WYNNE, LLP
(Name – *if individual, state last, first, middle name*)

FIVE CONCOURSE PARKWAY, SUITE 1000	ATLANTA	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, JAMES S. GRIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TM CAPITAL CORP., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT AND CEO

Title

Notary Public

MACHELLE REDMOND
Notary Public, Georgia
Cobb County
My Commission Expires
December 06 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TM CAPITAL CORP.

FINANCIAL STATEMENTS
DECEMBER 31, 2014

TM CAPITAL CORP.

TABLE OF CONTENTS

HABIF, AROGETI & WYNNE, LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of TM Capital Corp.

We have audited the accompanying financial statements of TM Capital Corp. (an S corporation) (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in pages 13 through 14 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, GA

February 23, 2015

TM CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current assets	
Cash	$ 1,762,832
Accounts receivable, net of allowance for doubtful accounts of $1,556	127,508
Due from stockholders	6,335
Prepaid expenses	191,622
Total current assets	2,088,297
Property and equipment	
Software	89,758
Furniture and fixtures	258,809
Leasehold improvements	99,016
Computers and equipment	309,775
	757,358
Accumulated depreciation	(547,101)
	210,257
Other assets	
Note receivable due from employee	60,046
Security deposits	116,825
	176,871
Total assets	$ 2,475,425

See accompanying notes to the financial statements

TM CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Payable to SEP plan	$ 575,534
Accounts payable and accrued liabilities	6,651
Current portion of deferred rent	16,731
Total current liabilities	598,916
Long-term liabilities	
Deferred rent	102,216
Total liabilities	701,132
Stockholders' equity	
Common stock, $0.01 par value; 3,000 shares authorized; 2,464 shares issued and outstanding	25
Additional paid in capital	2,151,412
Accumulated deficit	(377,144)
	1,774,293
Total liabilities and stockholders' equity	$ 2,475,425

See accompanying notes to the financial statements

TM CAPITAL CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue	$ 14,658,226
Operating expenses	
Compensation and benefits	11,652,128
Occupancy	582,866
Computer, database and communications	255,788
Advertising, marketing and promotions	122,442
Insurance	116,877
Business development	70,107
Supplies, copiers and postage	56,510
Professional fees	154,325
Depreciation	90,373
Other	277,082
	13,378,498
Income from operations	1,279,728
Other income	
Interest income	3,668
Income before provision for income taxes	1,283,396
State and local income tax expense	(64,641)
Net income	$ 1,218,755

See accompanying notes to the financial statements

TM CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balances, January 1, 2014	2,344	$ 24	$ 2,068,352	$ (445,900)	$ 1,622,476
Issuance of common stock	278	3	192,423	-	192,426
Repurchase of common stock	(158)	(2)	(109,363)	-	(109,365)
Distributions to stockholders	-	-	-	(1,149,999)	(1,149,999)
Net income	-	-	-	1,218,755	1,218,755
Balances, December 31, 2014	2,464	$ 25	$ 2,151,412	$ (377,144)	$ 1,774,293

See accompanying notes to the financial statements

TM CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities	
Net income	$ 1,218,755
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	90,373
Change in operating assets and liabilities:	
Accounts receivable	52,167
Due from employee	(60,046)
Due from stockholders	(108)
Prepaid expenses	(66,809)
Accounts payable and accrued liabilities	143,244
Deferred rent	(16,746)
Security deposits	(77,849)
Total adjustments	64,226
Net cash provided by operating activities	1,282,981
Cash flows from investing activities	
Acquisition of property and equipment	(114,420)
Cash flows from financing activities	
Proceeds from issuance of common stock	192,426
Repurchase of common stock	(109,365)
Distributions to stockholders	(1,149,999)
Net cash used by financing activities	(1,066,938)
Net increase in cash	101,623
Cash, beginning of the year	1,661,209
Cash, end of the year	$ 1,762,832

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Net cash paid during the year for:	
Income taxes	$ 64,641

See accompanying notes to the financial statements

Note A
Summary of Significant Accounting Policies

Nature of Operations:

TM Capital Corp. (the "Company"), an S Corporation, was formed on July 26, 1989. The Company provides investment banking services to clients. The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity, and equity-related securities.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable net of the allowance for doubtful accounts.

Note A
Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

Software	3 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of estimated useful life or life of the lease
Computers and equipment	5 years

Impairment of Long-Lived Assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the discounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount that the carrying amount of the assets exceeds the fair value of the assets.

Revenue Recognition:

Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed, upon consummation of a transaction or pursuant to the terms of an engagement letter.

Income Taxes:

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code and similar state statutes to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company pays local income taxes; therefore, a provision for income taxes has been included in the financial statements.

The applicable accounting standards for uncertain income tax positions state that a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. There were no unrecognized tax benefits and related tax liabilities at December 31, 2014.

The Company is no longer subject to income tax examinations for calendar years up to and including 2010.

Note A
Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses, accounts payable, and accrued liabilities are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Litigation:

In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. It is the Company's policy to routinely assess the likelihood of any material adverse judgments or outcomes related to legal or regulatory matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after analysis of each known issue and consultation with the Company's legal counsel. The Company records reserves related to certain legal matters for which it is probable that a material loss will be incurred and the range of such loss can be reasonably estimated. Management discloses facts regarding material matters assessed as reasonably possible and the associated potential exposure, if estimable. The Company expenses legal costs as incurred. No reserve for potential losses has been recorded as of December 31, 2014. As additional information becomes available, any potential liability is assessed and the loss estimates are revised as needed.

Note B
Net Capital

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,061,700 which was $1,014,958 in excess of its required net capital of $46,742. The Company's ratio of aggregate indebtedness to net capital was 0.66 to 1.

Note C
Exemption from Rule 15c3-3

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note D
Commitments

Operating Leases:

The Company leases office space, and office equipment under noncancelable operating lease agreements expiring on various dates through June 2025.

Note D
Commitments (Continued)

At December 31, 2014, future minimum lease payments under noncancelable operating leases were as follows:

Year Ending December 31, 2014:

2015	$	606,868
2016		683,139
2017		575,219
2018		476,432
2019		259,418
Thereafter		1,484,331
	$	4,085,407

Rent expense totaled $582,866 for the year ended December 31, 2014. During the year ended December 31, 2014, the Company entered into a non-cancelable operating lease beginning March 1, 2015. The minimum lease payments due under this operating lease are included within the preceding table.

Note E
Employee Retirement Plans

The Company maintains a defined contribution simplified employee pension plan. The plan covers all employees who have attained the age of 21 years and have performed three years of service. Company contributions are at the discretion of management.

The Company's expense for discretionary contributions was $575,534 for the year ended December 31, 2014.

Note F
Concentrations

Significant Customer:

A significant customer is defined as one from which at least 10% of annual revenue is derived. The Company had revenue from two customers totaling approximately $9,439,830 which comprised approximately 64% of revenues for the year ending December 31, 2014. There were no amounts receivable from these customers at December 31, 2014.

Note G
Related Party Transactions

Revenues from Related Parties:

Stockholders of the Company have non-controlling ownership interests or are directors of companies to which the Company provides advisory services. Total revenues billed by the Company to related parties totaled approximately $6,729,830 during 2014. There was $34,178 in accounts receivable from these related parties at December 31, 2014.

Employee Note Receivable:

During the year the Company issued a note receivable to an employee. The note has an interest rate of 1.72% per annum and matures on May 31, 2018. The principal and interest are due in full at maturity. However, upon maturity the unpaid principal and interest will be forgiven if the employee is still employed by the Company at that time. If the employee is terminated prior to maturity, the principal and accrued interest are immediately due and payable.

Note H
Subsequent Events

The Company evaluated subsequent events through February 23, 2015, the date when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

TM CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	1,774,293
Nonallowable assets		
Accounts receivable, net		127,508
Due from stockholders		6,335
Due from employee		60,046
Prepaid expenses		191,622
Property and equipment		210,257
Other assets		116,825
Total nonallowable assets		712,593
NET CAPITAL	$	1,061,700
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Aggregate indebtedness		
Accounts payable and accrued liabilities	$	582,185
Deferred rent		118,947
Total aggregate indebtedness	$	701,132
Computation of basic net capital requirement		
Minimum capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	46,742
Capital in excess of minimum requirements	$	1,014,958
Ratio of aggregate indebtedness to net capital		0.66

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

See report of independent registered public accounting firm and notes to the financial statements

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

HA&W

HABIF, AROGETI & WYNNE, LLP

Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of TM Capital Corp.

We have reviewed management's statements, included in the accompanying exemption letter, in which (1) TM Capital Corp. ("the Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Habif, Arogeti & Wynne, LLP

Atlanta, GA

February 23, 2015

TM capital
An M&A International Inc. firm

NEW YORK
641 Lexington Avenue
30th Floor
New York, NY 10022
Tel: 212.809.1360
Fax: 212.809.1450

BOSTON
200 Clarendon Street
25th Floor
Boston, MA 02116
Tel: 617.259.2200
Fax: 617.259.2220

ATLANTA
15 Piedmont Center NE
Suite 1010
Atlanta, GA 30305
Tel: 404.995.6230
Fax: 404.995.6240

www.tmcapital.com

TM CAPITAL CORP. EXEMPTION REPORT

TM Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2014, the Company claimed an exemption from provision (k)(2)(i) of Rule 15c3-3.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

TM Capital Corp.

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Bradford Adams
Managing Director

February 23, 2015

Paul Smolevitz
Managing Partner

February 23, 2015

Thea Juhl
Corporate Controller

February 23, 2015